NTELOS Holdings Corp.

401 Spring Lane

Suite 300

P.O. Box 1990

Waynesboro, Virginia 22980

June 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director, Division of Corporation Finance

Re:	NTELOS Holdings Corp.

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 0-51798

Dear Mr. Spirgel:

I am writing to follow up on my conversation this morning with Kathryn Jacobson of the Staff. Pursuant to that conversation, I am formally requesting an extension to respond to the Staff’s comment letter dated June 21, 2010 regarding the Staff’s comments to the Form 10-K for the year ended December 31, 2009 of NTELOS Holdings Corp.

Following my discussion with Ms. Jacobson, the extension date we request is July 27, 2010.

We appreciate your cooperation. Please direct any questions to the undersigned at (540) 946-3515.

Sincerely,

/s/ Ken Boward
Ken Boward
Vice President and Controller

cc:	Kathryn Jacobson

Dean Suehiro

Jessica Plowgian

Kathleen Krebs

Mike Moneymaker

David Carter